FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of May 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of May 22, 2003 regarding consolidated financial results for the year ended March 31, 2003 (Prepared in accordance with U.S. GAAP)

2.	Consolidated financial results for the year ended March 31, 2003 (Prepared in accordance with U.S. GAAP) filed with the Tokyo Stock Exchange on May 22, 2003

3.	Press release of May 22, 2003 regarding announcement of decrease to additional paid-in capital and legal reserve

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 22, 2003	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

May 22, 2003

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5220-0163

Consolidated Financial Results for the Year Ended March 31, 2003

(Prepared in Accordance with U.S. GAAP)

We hereby announce the consolidated financial results of the Konami Group in accordance with U.S. GAAP for the year ended March 31, 2003 as stated in the attached documents.

We expanded globally during the year ended March 31, 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6, a home video game sports software title that reached combined sales of two million copies in Japan and Europe, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, the explosively popular Yu-Gi-Oh! card game was a hit, especially in the U.S. The MICROiR series high-technology toys gained market share. Sales of candy toys, which have attracted attention for their elaborate figurines, expanded. The amusement arcade game MAH-JONG FIGHT CLUB, which is an e-AMUSMENT product that allows players to compete via an on-line amusement connection, developed well. Gaming machines in overseas markets achieved healthy sales. Konami Sports Corporation, which seeks to improve its customers’ quality of life based on the concept of “Exertainment”, introduced a next generation fitness machine and personal trainer program as well as a new sports club membership category all to improve customer convenience.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Konami Sports Corporation acquired NISSAY ATHLETICS COMPANY with the goal of expanding our network of fitness clubs. We are engaged in fast-paced business expansion and creating products and services that meet our customers’ needs.

As a result, consolidated net revenues for the year ended March 31, 2003 amounted to ¥253,657 million, which is the highest level recorded since our founding. However, based on the findings of a U.S. independent appraiser, we decided to recognize an impairment loss of ¥47,599 million because the fair value of goodwill and other intangible assets in the Exercise Entertainment segment had declined below carrying value. Consequently, consolidated operating loss, consolidated net loss before income taxes and consolidated net loss were ¥21,870 million, ¥22,096 million and ¥28,519 million, respectively.

Since all business segments generally performed favorably, dividends for the year ended March 31, 2003 were ¥54 per share (¥19 as of September 30, 2002 and ¥35 as of March 31, 2003).

Consolidated Financial Results

for the Year Ended March 31, 2003

(Prepared in Accordance with U.S. GAAP)

May 22, 2003

KONAMI CORPORATION

Address:	4-1, Marunouchi2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 22, 2003
Adoption of U.S. GAAP:	Yes

1.    Consolidated Results for the Year Ended March 31, 2003

(Amounts are rounded to the nearest million)

(1)    Consolidated Results of Operations

	(Millions of yen, except per share data)
	Net revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)
Year ended March 31, 2003	253,657	(21,870)	(22,096)	(28,519)
% change from previous year	12.4%	—	—	—
Year ended March 31, 2002	225,580	18,087	22,678	11,402
% change from previous year	31.5%	(52.3)%	(44.5)%	(47.1)%

	Basic and diluted net income (loss) per share	Return on shareholders’ equity	Ratio of income (loss) before income taxes to total assets	Ratio of income (loss) before income taxes to net revenues
Year ended March 31, 2003	(234.58)	(25.3)%	(7.3)%	(8.7)%
Year ended March 31, 2002	89.32	8.1%	7.3%	10.1%

Notes:

1.	Equity in net income (loss) of affiliated companies
Year ended March 31, 2003:	¥(1,288) million
Year ended March 31, 2002:	¥ 755 million
2.	Weighted-average common shares outstanding
Year ended March 31, 2003:	121,572,154 shares
Year ended March 31, 2002:	127,647,120 shares
3.	Change in accounting policies: None
4.	Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.
5.	Income (loss) before income taxes represents “Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies” as stated in the accompanying consolidated statements of income.

(2)    Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Shareholders’ equity per share
March 31, 2003	278,250	90,406	32.5%	750.35
March 31, 2002	328,091	134,990	41.1%	1,084.43

Note:
Number of shares outstanding
March 31, 2003:	120,484,375 shares
March 31, 2002:	124,479,815 shares

(3)    Consolidated Cash Flows

	(Millions of yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2003	27,711	(12,242)	(16,443)	74,680
Year ended March 31, 2002	11,119	(16,024)	12,613	75,188

(4)    Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	28
Number of affiliated companies accounted for by the equity method:	3

(5)    Changes in Reporting Entities

Number of consolidated subsidiaries added:	2
Number of consolidated subsidiaries removed:	11
Number of affiliated companies removed:	1

2.    Earnings Forecast for the Year Ending March 31, 2004

	(Millions of yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2004	255,500	27,500	26,700	14,500

Reference:

Estimated net income per share: ¥120.35

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 12 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a collection of companies with global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), 28 consolidated subsidiaries and three equity method affiliates.

The Company, its subsidiaries and affiliated companies are categorized into business segments according to their operations as stated below.

Business segment categorization is based on the same criteria explained below under the heading “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Computer & Video Games (*14)	Domestic (*9)	The Company (*11, *13, *17, *19, *21, Note 3)
Konami Marketing Japan, Inc. (*2, *3, Note 6)
Konami Computer Entertainment Osaka, Inc. (*19, Note 5)
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studios, Inc. (*19, Note 5)
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD. (*22),
Genki Co., Ltd. (*22)

	Overseas (*4)	Konami of America, Inc. (Note 4), Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Exercise Entertainment (*5, *13, *14)	Domestic	Konami Sports Corporation (*6, *12, *13, *20, Note 7)
Konami Sports Life Corporation (*13)
Two other companies (*20, Note 7)

Toy & Hobby (*5, *14)	Domestic	The Company (*11, *13, *17, *19 *21, Note 3)
Konami Marketing Japan, Inc. (*2, *3, Note 6)
Konami Music Entertainment, Inc.

	Overseas (*4)	Konami of America, Inc. (Note 4), Konami of Europe GmbH Konami Marketing (Asia) Ltd.

Amusement (*13, *14, *16)	Domestic	The Company (*11, *13, *17, *19, *21, Note 3)
Konami Marketing Japan, Inc. (*2, *3, Note 6)
KPE, Inc. (*8, *21), One other company (*8)

	Overseas (*4)	Konami of America, Inc. (Note 4)
Konami Marketing Europe Ltd. (*15)
Konami Marketing (Asia) Ltd.

Gaming (*14, *16)	Domestic	The Company (*11, *13, *17, *19, *21, Note 3)

	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Real Estate, Inc. (*17, *18)
Konami Service, Inc. (Note 6)
Konami School, Inc. (*1, *7, *11)
TAKARA CO., LTD. (*22), One other company

	Overseas (*10)	Two other companies

Notes:

1.	Companies that have multiple business segments are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended March 31, 2003 are as follows:
(*1)	Konami Computer Entertainment School, Inc. merged with Roppongi Monitoring Center, Inc. on May 1, 2002 for the purpose of improving the efficiency of their operations and changed its company name to Konami School, Inc.
(*2)	Konami Amusement Operation, Inc. transferred its amusement facility operation business to its new wholly-owned subsidiary KAO Co., Ltd. on May 11, 2002. Konami Amusement Operation, Inc. then sold all shares in KAO Co., Ltd. to Amlead Co., Ltd. on May 13, 2002.
(*3)	Konami Marketing Japan, Inc. merged with Konami Style.com Japan, Inc. and Konami Amusement Operation, Inc. to improve the efficiency of their operations on August 1, 2002.
(*4)	Konami (Singapore) Pte. Ltd. and Konami Corporation of Korea were dissolved in August 2002 and September 2002, respectively.
(*5)	The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.
(*6)	Konami Sports Corporation merged with Konami Olympic Sports Club Corporation on October 1, 2002 to improve the efficiency of their operations.
(*7)	The education business of Konami School, Inc., which used to be included in the Computer & Video Games segment, was transferred to the Other segment as of October 1, 2002 in order to develop human resources in the whole Konami group.
(*8)	Konami Parlor Entertainment, Inc. and Konami Parlor Research, Inc. changed their company names to KPE, Inc. and KPR, Inc., respectively, on November 11, 2002.
(*9)	Konami Computer Entertainment Kobe, Inc. and Konami Computer Entertainment Nagoya, Inc. were dissolved in December 2002.
(*10)	Konami Asia (Singapore) Pte. Ltd. was dissolved in December 2002.
(*11)	The Company took over the debugging business of Konami School, Inc. by acquisition following a corporate split on January 1, 2003.
(*12)	Konami Sports Corporation merged with Konami Sports Plaza, Inc. on January 1, 2003 in order to improve the efficiency of their operations.
(*13)	On January 15, 2003, the Company transferred all of its shares of Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing the Company’s corporate structure by reorganizing into a pure holding company. As a result, the health entertainment business which had been a part of the Amusement segment was transferred to the Exercise Entertainment segment on January 16, 2003.
(*14)	The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.
(*15)	Konami Amusement of Europe Ltd. changed its company name to Konami Marketing Europe Ltd. on January 13, 2003.
(*16)	On January 27, 2003, the Gaming segment transferred its token-operated game machine business for the domestic market to the Amusement segment in order to focus on its gaming machine business for the overseas gaming industry.
(*17)	The Company took over the financial service business, such as arrangement of intercompany loans, of its wholly-owned subsidiary Konami Capital, Inc. by acquisition following a corporate split on February 1, 2003. Konami Capital, Inc. now concentrates on its real estate management business.
(*18)	Konami Capital, Inc. changed its company name to Konami Real Estate, Inc. on February 1, 2003.
(*19)	The Company transferred all the shares of Konami Computer Entertainment Studios, Inc. to Konami Computer Entertainment Osaka, Inc. on March 13, 2003.
(*20)	Konami Sports Corporation acquired all the shares of NISSAY ATHLETICS COMPANY on March 24, 2003. Thereafter, NISSAY ATHLETICS COMPANY changed its name to Konami Athletics Inc.
(*21)	The Company transferred its LCD unit business to its wholly-owned subsidiary, KPE, Inc., on March 13, 2003.
(*22)	These are equity method affiliates.
3.	The Company added Traumer, Inc. to its subsidiaries through acquisition of 77.8% of the issued shares of Traumer on April 17, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date.
4.	On April 18, 2003, the Company spun off its arcade game sales operations in the U.S. from Konami of America, Inc. and established Konami Marketing, Inc. which focuses on sales of arcade games in the U.S.
5.	Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003. The surviving company, Konami Computer Entertainment Osaka, Inc. plans to change its name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
6.	On May 1, 2003, Konami Marketing Japan, Inc. merged with Konami Service, Inc. in order to improve customer satisfaction in an integrated business structure which includes sales, marketing and customer services.
7.	On May 1, 2003, Konami Sports Corporation merged with Konami Athletics Inc. in order to improve the efficiency of their operations and also enhance customer convenience.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Merchandise and products
Merchandise and products
Konami Marketing Japan, Inc.
Merchandise and products
Konami Corporation
Computer & Video Games
(Production, manufacture and sales)
Konami Computer Entertainment Osaka, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studio, Inc.
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD
Genki Co., Ltd.
Merchandise, products and contents
Computer & Video Games Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami of America, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
Toy & Hobby
(Production)
Konami Music Entertainment, Inc.
Contents
Toy & Hobby Division
Merchandise and products
(Sales)
Konami of America, Inc.
Konami of Europe Gmbh
Konami Marketing (Asia) Ltd.
Amusement
Manufactur
(Production, manufacture and sales)
KPE, Inc. one other company
Amusement Division
Merchandise and products
(Production, manufacture and sales)
Konami of America, Inc.
Konami Marketing Europe, Ltd.
Konami Marketing (Asia) Ltd.
Gaming
Gaming Division
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
Exercise Entertainment
Manufacture
Konami Sports Life Corporation
Products
(Operation of health and fitness clubs)
Konami Sports Corporation
two other companies
Other
(Logistics, real estate management)
Konami Real Estate, Inc
Konami Service, Inc
Konami School, Inc
TAKARA CO., LTD., one other company
(Management of overseas businesses)
Konami Corporation of America
Konami Corporation of Europe B.V.

2. Management Policy

1.    Management Policy

Our management policy places primary priority on shareholders and maintaining healthy relationships with all stakeholders, including shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources by taking into account the three keywords of our management policy: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

Our management policy of putting our primary priority on shareholders is expressed in two ways. One is to continuously increase and improve shareholder value = corporate value = market capitalization and the other is to provide stable dividends as a means to return profits to shareholders. Retained earnings will be used to heavily invest in potentially profitable business fields to increase our corporate value and as a source for paying dividends.

In addition to focusing on the importance of maintaining healthy relationships with shareholders, investors, end-users, suppliers, employees and the community in general, we will also work to expand social contributions by supporting a wide range of activities that promote education, sports and culture.

Pursuant to basic management policy, we aim to be an entertainment enterprise that achieves continuous expansion and the respect of society.

2.    Profit Appropriation Policy

We consider the providing of stable cash dividends and increasing and improving corporate value as being important to return income to shareholders. Retained earnings will be used to invest in potentially profitable business fields to strengthen our growth potential and competitiveness.

3.    Medium to Long-term Strategies and Company Priorities

Consumers are becoming more and more diversified in their tastes for, and selective about, “entertainment”, while fields within the entertainment industry such as games, toys, movies, music, sports, education, publishing and communications are increasingly merging and overlapping. In such an environment, competition among companies has intensified and so we believe that an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such a strategy are required for a company to maintain its capacity to continue to grow.

To enhance our brand value, we have developed a new logo as the symbol for a new image branding initiative that we are promoting under the tagline “Bikkuri (Be Creative)”, which indicates our core competence of “creativity”. Our goal is to create products that will add more surprise and emotion to consumer’s lives. At the same time, we are committed to increasing our production, marketing and financial resources.

Strengthening our corporate structure is a constant theme in setting the groundwork for future growth. We continue to strengthen our corporate structure in a variety of ways including enhancement of our production, marketing and financial resources, building a stronger group management system and establishing a fair and timely disclosure system.

As a special note with respect to the fiscal year ended March 31, 2003, we realized our goal of listing on the New York Stock Exchange on September 30, 2002. We continue to work toward expanding business operations in the U.S., increasing the number of U.S. shareholders, reinforcing our corporate structure and complying with the strict regulations of the SEC and New York Stock Exchange in order to become a truly global company. As for human resources development, we will continue to nurture next generation leadership and enhance management skills by using our Leadership Development Center, which was established in the Konami Super Campus in March 2003.

4.    Corporate Governance Development

It is necessary for us to develop strong corporate governance in order to implement and maintain our basic management policy.

The first and most important agenda in our corporate governance development program was to reform the board of directors. We employed an outside corporate officer in May 1992 and introduced a corporate officer system in June 1999. In June 2001, we reduced the size of our board of directors from 15 to nine, four of whom consist of outside directors. We have endeavored to accelerate the managerial decision-making process, separate monitoring from implementation, strengthen the managerial audit system, revitalize the board of directors, and pursue management transparency.

We are working to establish committees that will take appropriate action in response to the increasingly complicated environment within which we operate. We established a Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly to internal and external risks. We established a Compliance Committee in September 2001 to reinforce our entire system for monitoring and encouraging compliance with applicable laws, rules and regulations. We established a Disclosure Committee in April 2003. The Disclosure Committee will work on the development of group company reporting procedures that will facilitate timely and accurate disclosure.

We established a Konami Group Conduct Charter and a Konami Group Code of Business Conduct and Ethics that require all members of the Konami Group to monitor and improve compliance and risk management issues, promote compliance with applicable laws, rules and regulations and minimize risks.

3. Business Performance and Cash Flows

(1)    Business Review

Overview

Although the Japanese economy has improved somewhat due to increased exports, individual consumption has been leveling off. Economic concern remains regarding the possibility of a downturn due to uncertainty about the future of the U.S. economy associated with the war in Iraq and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were robust due to the recent soccer boom in Japan. The domestic industry is in a state of transition evidenced by debate regarding the possible lifting of the ban against casino gaming and restructuring within the video game software market.

We entered a new stage by transferring our headquarters to Marunouchi, Tokyo in August 2002 and by listing on the New York Stock Exchange on September 30, 2002. We also celebrated our 30th anniversary on March 19, 2003.

We expanded globally during the year ended March 31, 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6, a home video game sports software title that reached combined sales of two million copies in Japan and Europe, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, the explosively popular Yu-Gi-Oh! card game was a hit, especially in the U.S. The MICROiR series high-technology toys gained market share. Sales of candy toys, which have attracted attention for their elaborate figurines, expanded. The amusement arcade game MAH-JONG FIGHT CLUB, which is an e-AMUSMENT product that allows players to compete via an on-line amusement connection, developed well. Gaming machines in overseas markets achieved healthy sales. Konami Sports Corporation, which seeks to improve its customers’ quality of life based on the concept of “Exertainment”, introduced a next generation fitness machine and personal trainer program as well as a new sports club membership category all to improve customer convenience.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Konami Sports Corporation acquired NISSAY ATHLETICS COMPANY with the goal of expanding our network of fitness clubs. We are engaged in fast-paced business expansion and creating products and services that meet our customers’ needs.

As a result, consolidated net revenues for the year ended March 31, 2003 amounted to ¥253,657 million, which is the highest level recorded since our founding. However, based on the findings of a U.S. independent appraiser, we decided to recognize an impairment loss of ¥47,599 million because the fair value of goodwill and other intangible assets in the Exercise Entertainment segment had declined below carrying value. Consequently, consolidated operating loss, consolidated net loss before income taxes and consolidated net loss were ¥21,870 million, ¥22,096 million and ¥28,519 million, respectively.

Since all business segments generally performed favorably, dividends for the year ended March 31, 2003 were ¥54 per share (¥19 as of September 30, 2002 and ¥35 as of March 31, 2003).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen		Year-on-year change (%)
	Year ended March 31,
	2002	2003
Computer & Video Games	¥90,129	¥87,476	(2.9)
Exercise Entertainment	65,650	78,525	19.6
Toy & Hobby	25,601	45,948	79.5
Amusement	37,918	34,305	(9.5)
Gaming	3,063	8,215	168.2
Other	8,897	5,520	(38.0)
Less: Intersegment revenues	(5,678)	(6,332)	—

Consolidated net revenues	¥225,580	¥253,657	12.4

Note:	In the fourth quarter ended March 31, 2003, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment. In accordance with these changes, results for the year ended March 31, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.

The Computer & Video Games segment, taking advantage of the soccer boom in Japan, marked a new record with combined sales of over 1.8 million copies of WORLD SOCCER WINNING ELEVEN 6 and WORLD SOCCER WINNING ELEVEN 6: Final Evolution for the PlayStation 2. The JIKKYO POWERFULPROYAKYU series, our popular baseball game product, maintained stable sales. JIKKYO POWERFULPROYAKYU 9 for the PlayStation 2 and the Game Cube sold 570,000 copies. JIKKYO POWERFULPROYAKYU 9 KETTEIBAN for the PlayStation 2 and the Game Cube sold 180,000 copies. As for our tennis games, THE PRINCE OF TENNIS, a popular character from Shonen Jump (a Japanese weekly comic book for boys), THE PRINCE OF TENNIS: GENIUS BOYS ACADEMY and four other titles for the GameBoy Advance and THE PRINCE OF TENNIS: Sweat and Tears and three other titles for the PlayStation were released and sold over 600,000 copies altogether. A conference called “Seishun-Gakuen-Teikyu-Sai 2003” where fans of THE PRINCE OF TENNIS gathered in Ariake Tennis no Mori in the end of March contributed greatly to its regaining popularity.

In the overseas markets, Pro Evolution Soccer 2 for the PlayStation 2 recorded one million sales in Europe battling for the best soccer game status in Europe. As a result of maximized synergies with the TV program and the trading card game, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for the GameBoy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation, and Yu-Gi-Oh! Dark Duel Stories for GameBoy Color, each of which recorded million sales, resulting in the sales for the Yu-Gi-Oh! series as a whole reached 4.6 million copies.

As a result, consolidated revenues of the Computer & Video Games segment were ¥87,476 million (97.1% of consolidated revenues for the year ended March 31, 2002).

The Exercise Entertainment segment worked to expand its network of fitness clubs by opening 16 facilities including Oyama (Tokyo), Yachiyodai (Chiba) Moriguchi (Osaka), Nishi-funabashi (Chiba) and other facilities operated by third parties. On March 24, 2003, we acquired all of the outstanding shares of the NISSAY ATHLETICS COMPANY, which became a wholly-owned subsidiary thereby adding five new directly-managed club facilities. Konami Sports Corporation merged with the acquired company on May 1, 2003. We also worked to improve customer satisfaction by moving six existing club facilities to better locations in the same neighborhood or by acquiring facilities that had been operated by other companies.

As for product branding activities, we integrated our Freizeit and Sele clubs into the Eg-zas brand on April 1, 2002, and introduced a new “Undo-Jyuku” on October 1, 2002 to strengthen brand recognition and provide more sophisticated facility services, aiming to improve the retention rate of current customers. In a move to improve customer convenience, we introduced new services and product such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. We also launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health-related information.

We released home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

As a result, consolidated revenues of the Exercise Entertainment segment were ¥78,525 million (119.6% of consolidated revenues for the year ended March 31, 2002).

The Toy & Hobby segment maintained solid card game sales with products such as the Yu-Gi-Oh! Official Card Game series and THE PRINCE OF TENNIS trading card game. In particular, the Yu-Gi-Oh! series for the U.S. released during the end of the previous fiscal year recorded better-than-expected sales growth and acquired an overwhelming share of the market during the Christmas season. The Yu-Gi-Oh! card game has been sold in Europe since the end of the previous fiscal year and is contributing to the global expansion of the product. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan. As to other hobby products, DigiQ Train, Combat DigiQ, and DigiQ Formula, which are new MICROiR series products, also achieved robust sales. Candy toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series and the MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU consistently achieved more than a million sales, which gave them a dominant position in the market. As a result, consolidated revenues of the Toy & Hobby segment were ¥ 45,948 million (179.5% of consolidated revenues for the year ended March 31, 2002).

The Amusement segment maintained favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. We expanded the line-up of simulation games that can be played by more than one person such as WORLD COMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITAR FREAKS and drummania. These products maintained strong sales.

Token-operated products that continue to be popular such as GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series which has a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects, and Oval Arena, new large-scale token-operated bingo game machine with a player match-up function, also contributed the favorable sales.

The LCD unit business’s results declined relative to the previous year because sales to main customers were affected by the World Cup Soccer tournament. We plan to introduce differentiated and attractive products in the future. As a result, consolidated revenues of the Amusement segment were ¥34,305 million (90.5 % of consolidated revenues for the year ended March 31, 2002).

The Gaming segment acquired gaming licenses from 18 states in the U.S. and the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. We released a new gaming machine in February 2003 called ReNeA, which creates an innovative experience by combining stepper reels with a video image. The combination of WILD FIRE, a standalone progressive game, with existing gaming contents has been well received in Australia. We have acquired gaming licenses in all Australian states, and sales in New South Wales, Queensland and Victoria were especially strong. As a result, consolidated revenues of the Gaming segment were ¥8,215 million (268.2% of consolidated revenues for the year ended March 31, 2002).

Consolidated revenues for the Other segment were ¥5,520 million. (62.0% of consolidated revenues for the year ended March 31, 2002)

Forecast for the year ending March 31, 2004

The Computer & Video Games segment expects to release branded popular sports titles like JIKKYO POWERFULPROYAKYU, the World Soccer Winning Eleven series and a more diverse line up of new original products. The segment will further enhance its competitiveness in the overseas market by working to expand the Yu-Gi-Oh! series in the U.S. and Europe. We also plan to strengthen the branded original title SILENT HILL series and soccer games and to release TEENAGE MUTANT NINJA TURTLES as a new big title based on the cartoon TV program started in February in 2003. In order to strengthen our product line up, Konami Computer Entertainment Osaka, Inc. merged with Konami Entertainment Studios, Inc., both of which are video game software producing subsidiaries on May 1, 2003.

The Exercise Entertainment segment will work to improve customer satisfaction by providing secure, clean and comfortable fitness club facilities. We also plan to improve the quality of our sports club services to fully satisfy diversified member needs by continuing to actively open new facilities and renew existing facilities. Based on the concept of “Exertainment”, which seeks to provide ways to exercise while continuing to have fun, we plan to introduce next generation fitness machines, expand home fitness products, provide personal health management information and establish a completely networked environment for sports clubs and households. By doing so we hope to set the new standard as to what a fitness club should be.

The Toy & Hobby segment expects to continue to release new Yu-Gi-Oh! card games, which are gaining successful market acceptance in the U.S. resulting from an effective media mix promotion program. We also plan to expand the product in Europe and organize an event, “Yu-Gi-Oh! World Championship 2003” that will attract competitors from around the world with the aim of making it a global hit. In addition, we plan to expand the value added product line-up of advanced-technology MICROiR toys and to establish Kids Smile, a new brand of intellectual education toys that we introduced in April 2003.

The Amusement segment will work to develop variations of hit products and genres and expand the e-AMUSEMENT product lineup with an aim to provide a more “enjoyable” and “interesting” experience for players at arcade amusement centers.

The Gaming segment will work to expand its product range by introducing original products. We also plan to expand distribution by introducing our products in new markets and increasing the number of states in the U.S. where we have licenses to conduct business.

With the “Pursuit of High Profits” in mind, each business segment will endeavor to provide high-quality products and services that target consumer needs.

Consolidated results for the year ending March 31, 2004 are expected to be as follows: ¥255,500 million of net revenues; ¥27,500 million of operating income; ¥26,700 million of income before income taxes, minority interest and equity in net income of affiliated companies; and ¥14,500 million of net income.

We do not disclose interim consolidated earnings forecasts because revenues fluctuate during the fiscal period resulting from the fact that we operate hit businesses that rely on the timely creation and introduction of new merchandise. Therefore, we strive to enhance the quality of our quarterly disclosure.

(2) Cash Flows

Cash flow summary for the years ended March 31, 2002 and 2003:

	Millions of Yen
	Year ended March 31,		Year-on-year change
	2002	2003
Net cash provided by operating activities	¥11,119	¥27,711	¥16,592
Net cash used in investing activities	(16,024)	(12,242)	3,782
Net cash provided by (used in) financing activities	12,613	(16,443)	(29,056)
Effect of exchange rate changes on cash and cash equivalents	667	466	(201)
Net increase (decrease) in cash and cash equivalents	8,375	(508)	(8,883)
Cash and cash equivalents at end of year	75,188	74,680	(508)

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥27,711 million for the year ended March 31, 2003, which is a significant increase from ¥11,119 million during the previous year. This was due primarily to favorable results of the Computer & Video Games segment and Toy & Hobby segment, and a decrease in trade notes and accounts receivables of ¥4,580 million. The impairment charge of goodwill and other intangible assets in the Exercise Entertainment segment had no effect on cash flows.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥12,242 million for the year ended March 31, 2003 as compared to ¥16,024 million in the previous year. This resulted primarily from capital expenditures of ¥15,357 million, which was due mainly to active investment in property and equipment by the Exercise Entertainment segment. On the other hand, investments in new subsidiaries and affiliated companies decreased to ¥449 million from ¥7,423 million during the previous year.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥16,443 million for the year ended March 31, 2003 while net cash of ¥12,613 million was provided during the previous year. This was due primarily to active payment of dividends, repayments of debts and purchases of treasury stock with ¥14,893 million of proceeds from the issuance of bonds by Konami Sports Corporation. Proceeds from the Company’s issuance of bonds in the previous year were ¥44,681 million.

The following table represents certain cash flow indexes for the years ended March 31, 2002 and 2003.

	Year ended March 31,
	2002	2003
Equity-assets ratio (%)	41.1	32.5
Equity-assets ratio based on market capitalization (%)	111.9	75.1
Years of debt redemption (years)	5.7	2.7
Interest coverage ratio (times)	14.5	29.5

Equity-assets ratio = Shareholders’ equity / Total assets

Equity-assets ratio based on market capitalization = Market capitalization / Total assets

Years of debt redemption = Interest-bearing debt / Cash flows from operating activities

Interest coverage ratio = Cash flows from operating activities / Interest paid

Notes:

1.	The above indexes are calculated on a consolidated basis with U.S. GAAP figures.
2.	Cash flows from operating activities are equal to net cash provided by operating activities on the consolidated statements of cash flows.
3.	Interest-bearing debts include all the liabilities on the consolidated balance sheets that incur interest expense.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31,				March 31,
	2002		2003		2003
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥75,188		¥74,680		$621,298
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($8,120 thousand) at March 31, 2002 and 2003, respectively	34,275		29,107		242,155
Inventories	15,990		13,359		111,140
Deferred income taxes, net	9,143		12,820		106,656
Prepaid expenses and other current assets	7,459		6,739		56,064

Total current assets	142,055	43.3	136,705	49.1	1,137,313

PROPERTY AND EQUIPMENT, net	43,562	13.3	46,284	16.6	385,058

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	204		189		1,572
Investments in affiliates	13,459		12,422		103,345
Identifiable intangible assets	60,169		46,503		386,880
Goodwill	36,825		125		1,040
Lease deposits	24,654		24,489		203,736
Other assets	7,163		11,533		95,948

Total investments and other assets	142,474	43.4	95,261	34.3	792,521

TOTAL ASSETS	¥328,091	100.0	¥278,250	100.0	$2,314,892

(Continued on following page.)

	Millions of Yen				Thousands of U.S. Dollars
	March 31,				March 31,
	2002		2003		2003
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥10,948		¥8,308		$69,118
Current portion of long-term debt and capital lease obligations	4,751		1,815		15,100
Trade notes and accounts payable	20,292		18,684		155,441
Accrued income taxes	13,224		13,788		114,709
Accrued expenses	21,120		18,968		157,804
Deferred revenue	3,866		5,535		46,048
Other current liabilities	5,347		4,676		38,902

Total current liabilities	79,548	24.2	71,774	25.8	597,122
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,031		63,514		528,403
Accrued pension and severance costs	2,607		2,345		19,509
Deferred income taxes, net	24,169		18,854		156,855
Other long-term liabilities	2,830		2,502		20,815

Total long-term liabilities	77,637	23.7	87,215	31.3	725,582

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	35,916	11.0	28,855	10.4	240,058

COMMITMENTS AND CONTINGENCIES	—		—		—

SHAREHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2002 and 2003	47,399	14.4	47,399	17.0	394,334
Additional paid-in capital	46,736	14.2	46,736	16.8	388,819
Legal reserve	2,163	0.7	2,163	0.8	17,995
Retained earnings	53,149	16.2	18,981	6.8	157,912
Accumulated other comprehensive income	546	0.2	790	0.3	6,572

Total	149,993	45.7	116,069	41.7	965,632
Treasury stock, at cost-
4,257,751 shares and 8,253,191 shares at March 31, 2002 and 2003, respectively	(15,003)	(4.6)	(25,663)	(9.2)	(213,502)

Total shareholders’ equity	134,990	41.1	90,406	32.5	752,130

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥328,091	100.0	¥278,250	100.0	$2,314,892

5. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2002		2003		2003
		%		%
NET REVENUES:
Product sales revenue	¥165,154		¥178,766		$1,487,238
Service revenue	60,426		74,891		623,053

Total net revenues	225,580	100.0	253,657	100.0	2,110,291

COSTS AND EXPENSES:
Costs of products sold	104,192		112,364		934,809
Costs of services rendered	50,459		62,515		520,091
Impairment charge for goodwill and other intangible assets	—		47,599		395,998
Selling, general and administrative	52,842		53,049		441,340

Total costs and expenses	207,493	92.0	275,527	108.6	2,292,238

Operating income (loss)	18,087	8.0	(21,870)	(8.6)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	244		373		3,103
Interest expense	(767)		(938)		(7,804)
Gain on sale of subsidiary shares	4,655		904		7,521
Other, net	459		(565)		(4,700)

Other income (expenses), net	4,591	2.1	(226)	(0.1)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	10.1	(22,096)	(8.7)	(183,827)
INCOME TAXES:
Current	17,276		14,912		166,023
Deferred	(5,609)		(8,726)		(114,559)

Total	11,667	5.2	6,186	2.4	51,464

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	4.9	(28,282)	(11.1)	(235,291)
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	0.1	(1,051)	(0.4)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	0.3	(1,288)	(0.5)	(10,716)

NET INCOME (LOSS)	¥11,402	5.1	¥(28,519)	(11.2)	$(237,263)

PER SHARE DATA:	Yen				U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2002		2003		2003
Basic and diluted net income (loss) per share	¥89.32		¥(234.58)		$(1.95)

Weighted-average common shares outstanding	127,647,120		121,572,154

Note:	Net income (loss) per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at March 31, 2002 and 2003, and therefore there is no difference between basic and diluted EPS.

6. Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2001	¥47,399	¥46,736	¥1,770	¥49,220	¥26	—	¥145,151
Net income				11,402			11,402
Cash dividends, ¥54.0 per share				(7,080)			(7,080)
Net unrealized losses on available-for-sale securities					(189)		(189)
Foreign currency translation adjustments					709		709
Reissuance of treasury stock						¥3	3
Repurchase of treasury stock						(15,006)	(15,006)
Transfer from retained Earnings			393	(393)			—

Balance at March 31, 2002	¥47,399	¥46,736	¥2,163	¥53,149	¥546	¥(15,003)	¥134,990
Net loss				(28,519)			(28,519)
Cash dividends, ¥46.0 per share				(5,649)			(5,649)
Net unrealized losses on available-for-sale securities					159		159
Foreign currency translation adjustments					85		85
Repurchase of treasury stock						(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	$394,334	$388,819	$17,995	$442,171	$4,543	$(124,817)	$1,123,045
Net loss				(237,263)			(237,263)
Cash dividends, $ 0.38 per share				(46,996)			(46,996)
Net unrealized losses on available-for-sale securities					1,322		1,322
Foreign currency translation adjustments					707		707
Repurchase of treasury stock						(88,685)	(88,685)

Balance at March 31, 2003	$394,334	$388,819	$17,995	$157,912	$6,572	$(213,502)	$752,130

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2002	2003	2003
Cash flows from operating activities:
Net income (loss)	¥11,402	¥(28,519)	$(237,263)
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	15,460	11,979	99,659
Impairment charge for goodwill and other intangible assets	—	47,599	395,998
Provision for doubtful receivables	4,189	429	3,569
Loss on sale or disposal of property and equipment, net	924	2,344	19,501
Gain on sale of subsidiary shares	(4,655)	(904)	(7,521)
Equity in net (income) loss of affiliated companies	(755)	1,288	10,716
Minority interest	364	(1,051)	(8,744)
Deferred income taxes	(5,609)	(11,326)	(94,226)
Change in assets and liabilities:
Decrease (increase) in trade notes and accounts receivable	(3,930)	4,580	38,103
Decrease (increase) in inventories	(1,594)	2,556	21,264
Decrease in trade notes and accounts payable	(5,934)	(1,521)	(12,654)
Increase (decrease) in accrued income taxes	(1,722)	394	3,278
Increase (decrease) in accrued expenses	2,305	(2,271)	(18,893)
Increase in deferred revenue	805	1,669	13,885
Other, net	(131)	465	3,869

Net cash provided by operating activities	11,119	27,711	230,541
Cash flows from investing activities:
Purchases of investments in affiliates	(8,115)	—	—
Purchases of investments in subsidiaries	—	(315)	(2,621)
Proceeds from sales of investments in subsidiaries	1,797	2,081	17,313
Capital expenditures	(8,095)	(15,357)	(127,762)
Proceeds from sales of property and equipment	444	2,234	18,586
Acquisition of new subsidiaries, net of cash acquired	692	(449)	(3,735)
Decrease in time deposits, net	90	516	4,293
Increase in lease deposits, net	(1,877)	(306)	(2,546)
Other, net	(960)	(646)	(5,375)

Net cash used in investing activities	(16,024)	(12,242)	(101,847)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,108)	(2,448)	(20,366)
Proceeds from long-term debt	45,230	15,402	128.137
Repayments of long-term debt	(13,172)	(2,765)	(23,004)
Principal payments under capital lease obligations	(2,407)	(3,439)	(28,611)
Net proceeds from issuance of common stock by a subsidiary	7,035	—	—
Dividends paid	(7,652)	(6,324)	(52,612)
Purchases of treasury stock by parent company	(15,006)	(10,660)	(88,685)
Purchases of treasury stock by subsidiaries	(194)	(4,516)	(37,571)
Other, net	(113)	(1,693)	(14,085)

Net cash provided by (used in) financing activities	12,613	(16,443)	(136,797)
Effect of exchange rate changes on cash and cash equivalents	667	466	3,877
Net increase (decrease) in cash and cash equivalents	8,375	(508)	(4,226)
Cash and cash equivalents, beginning of year	66,813	75,188	625,524

Cash and cash equivalents, end of year	¥75,188	¥74,680	$621,298

8. Segment Information (Unaudited)

(1)    Operations in Different Industries

Year ended March 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥65,619	¥25,213	¥36,649	¥3,063	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	31	388	1,269	—	2,623	5,678	¥(5,678)	—

Total	90,129	65,650	25,601	37,918	3,063	8,897	231,258	(5,678)	225,580
Operating expenses	71,777	70,273	18,400	29,318	5,789	9,241	204,798	2,695	207,493

Operating income (loss)	¥18,352	¥(4,623)	¥7,201	¥8,600	¥(2,726)	¥(344)	¥26,460	¥(8,373)	¥18,087

Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$714,567	$652,554	$381,755	$275,417	$68,344	$17,654	$2,110,291	—	$2,110,291
Intersegment	13,186	732	508	9,983	—	28,270	52,679	$(52,679)	—

Total	727,753	653,286	382,263	285,400	68,344	45,924	2,162,970	(52,679)	2,110,291
Operating expenses	611,389	1,064,368	243,918	224,917	69,750	52,663	2,267,005	25,233	2,292,238

Operating income (loss)	$116,364	$(411,082)	$138,345	$60,483	$(1,406)	$(6,739)	$(104,035)	$(77,912)	$(181,947)

Notes:

1.	Primary businesses of each segment are as follows:

Computer & Video Games:	Production and sale of home-use video game software
Exercise Entertainment:	Operation of health and fitness clubs
Toy & Hobby:	Production and sale of character related products
Amusement:	Manufacture and sale of amusement arcade games, related components and token-operated games for domestic market
Gaming:	Manufacture and sale of gaming machines for overseas market
Other:	Real estate management services provided primarily to our subsidiaries

2.	In the third quarter ended December 31, 2002, the Health and Fitness (HF) segment and Character Products (CP) segment changed their names to Health & Fitness (H&F) and Toy & Hobby (T&H), respectively.

3.	In the fourth quarter ended March 31, 2003, the Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively.

4.	In the fourth quarter ended March 31, 2003, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment. In accordance with these changes, results for the year ended March 31, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.

5.	¥47,599 million ($395,998 thousand) of impairment charge for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

6.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy &Hobby to Amusement and Gaming, sales of hardware and components from Amusement and Gaming to Computer & Video Games and Exercise Entertainment, and administrative services provided by shared-service subsidiaries included in “Other”. “Eliminations and Corporate” primarily consists of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

(2)    Operations in Geographic Areas

Year ended March 31, 2002	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Year ended March 31, 2003	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Year ended March 31, 2003	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,517,013	$397,080	$135,582	$60,616	$2,110,291	—	$2,110,291
Intersegment	421,548	6,697	225	4,209	432,679	(432,679)	—

Total	1,938,561	403,777	135,807	64,825	2,542,970	(432,679)	2,110,291
Operating expenses	2,151,007	391,947	124,101	51,880	2,718,935	(426,697)	2,292,238

Operating income (loss)	$(212,446)	$11,830	$11,706	$12,945	$(175,965)	$(5,982)	$(181,947)

Notes:

1.	For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.
2.	¥47,599 million ($395,998 thousand) of impairment charge for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

Notes (Unaudited):

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2003 of ¥120.20 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	Comprehensive income for the years ended March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2002	2003	2003
Net income (loss)	¥11,402	¥(28,519)	$(237,263)
Other comprehensive income:
Foreign currency translation adjustments	709	85	707
Net unrealized gains (losses) on available-for-sale securities	(189)	159	1,323

	520	244	2,030

Comprehensive income (loss)	¥11,922	¥(28,275)	$(235,233)

4.	Adoption of New Accounting Standards

(1)	Accounting for business combinations and goodwill and other intangible assets:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16, “Business Combinations”. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami Corporation and its subsidiaries (collectively “Konami”) adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, unamortized goodwill and certain other intangible assets are no longer subject to amortization over their useful lives, but are subject at least annually to assessments for impairment based on fair value. Goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of SFAS No. 142. Goodwill and other intangible assets acquired prior to June 30, 2001, were not subject to the non-amortization and amortization provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Upon the adoption of SFAS No. 142 effective April 1, 2002, Konami completed its transitional impairment test for goodwill and other intangible assets based on their fair value. As a result, no impairment charge was recorded for any of the reporting units as of the April 1, 2002 measurement date.

During the fourth quarter ended March 31, 2003, Konami performed its annual impairment test for goodwill and other intangible assets and recorded a non-cash charge of ¥47,599 million ($395,998 thousand) as a component of operating loss in the accompanying consolidated statement of income for the year ended March 31, 2003. In the impairment test, Konami engaged a U.S. independent appraiser to determine the fair value of its certain reporting unit to which goodwill was allocated. Based on the appraiser’s findings, it was determined that the fair value of the Exercise Entertainment segment which included goodwill and indefinite-lived intangible assets was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the Exercise Entertainment segment, an impairment loss of ¥36,717 million ($305,466 thousand) and ¥10,882 million ($90,532 thousand) was recognized for goodwill and trademarks, respectively, as a component of operating loss of the business segment for the year ended March 31, 2003. The impaired goodwill and trademarks all related to Konami Sports Corporation (“Konami Sports”), which is a subsidiary in the Exercise Entertainment segment and operates sports club facilities in Japan.

The following table represents the impact of SFAS No. 142 on net income and net income per share previously reported for the year ended March 31, 2002, had the statement been in effect on April 1, 2001:

Millions of Yen
Year ended March 31,
2002
Reported net income	¥11,402
Add back:
Goodwill amortization	1,853
Intangible assets amortization	452
Goodwill amortization related to equity method affiliates	181
Intangible assets amortization related to equity method affiliates	9

Adjusted net income	¥13,897

Yen
Year ended March 31,
2002
Per share data:
Reported net income per share, basic and diluted	¥89.32
Add back:
Goodwill amortization	14.52
Intangible assets amortization	3.54
Goodwill amortization related to equity method affiliates	1.42
Intangible assets amortization related to equity method affiliates	0.07

Adjusted net income per share, basic and diluted	¥108.87

(2)	Impairment or Disposal of Long-Lived Assets:

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Konami adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

5.	Investments in Affiliates

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result of such assessment, Konami determined that the decline in value of investment in Hudson Soft Co., Ltd., a producer of video game software, was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million ($20,283 thousand) for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of income.

6.	Goodwill

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Millions of Yen
	Exercise Entertainment	Gaming	Total
Balance at April 1, 2001	¥36,913	—	¥36,913
Additional acquisitions during year	1,647	¥125	1,772
Amortization during year	(1,860)	—	(1,860)

Balance at March 31, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

	Thousands of U.S. Dollars
	Exercise Entertainment	Gaming	Total
Balance at March 31, 2002	$305,324	$1,040	$306,364
Additional acquisitions during year	3,236	—	3,236
Effect of a merger between acquired entities	(1,397)	—	(1,397)
Post-acquisition adjustment	(1,697)	—	(1,697)
Impairment charge	(305,466)	—	(305,466)

Balance at March 31, 2003	$—	$1,040	$1,040

7.	Identifiable Intangible Assets

Identifiable intangible assets at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	March 31,		March 31,
	2002	2003	2003
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	¥5,915	$49,210
Existing technology	800	721	5,998
Customer relationships	93	84	699

Total	6,808	6,720	55,907
Less-Accumulated amortization	(3,177)	(5,878)	(48,902)

Net amortized identifiable intangible assets	3,631	842	7,005
Identifiable intangible assets with an indefinite life:
Trademarks	49,682	38,800	322,795
Franchise contracts	6,601	6,601	54,917
Gaming licenses	255	260	2,163

Total unamortized identifiable intangible assets	56,538	45,661	379,875

Total identifiable intangible assets	¥60,169	¥46,503	$386,880

9. Summary of Non-consolidated Financial Results

for the Year Ended March 31, 2003

(Prepared in Accordance with Japanese GAAP)

May 22, 2003

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares Listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone:+81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 22, 2003
Date of General Shareholders Meeting:	June 19, 2003
Adoption of interim divided system:	Yes
Adoption of unit trading system:	Yes (1 Unit: 100 Shares)

1.    Financial Results for the Year Ended March 31, 2003

(1)    Results of Operations

	(Figures truncated)
	Net revenues (millions of yen)	Year-on-year change (%)	Operating income (millions of yen)	Year-on-year change (%)	Ordinary income (millions of yen)	Year-on-year change (%)
Year ended March 31, 2003	130,186	5.6	11,577	4.5	13,068	10.8
Year ended March 31, 2002	123,283	(17.0)	11,083	(67.5)	11,792	(64.5)

	Net income (millions of yen)	Year-on-year change (%)	Net income per share (yen)	Diluted net income per share (yen)	Return on equity (%)	Return on total assets (%)	Ratio of ordinary income to net revenues (%)
Year ended March 31, 2003	(11,284)	—	(92.82)	—	(9.5)	6.6	10.1
Year ended March 31, 2002	8,675	(51.9)	67.96	—	6.2	5.8	9.6

Notes:

1.	Weighted-average common share outstanding:

Year ended March 31, 2003:	121,572,154 shares
Year ended March 31, 2002:	127,647,120 shares

2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the same period of the previous year.

(2)    Dividends

	Cash dividends per share			Total dividend payout	Pay-out ratio	Dividend rate for shareholder’s equity
	Annual	Interim	Year-end
	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
Year ended March 31, 2003	54.00	19.00	35.00	6,506	—	6.2
Year ended March 31, 2002	54.00	27.00	27.00	6,836	78.8	5.2

(3)    Financial Position

	Total assets (millions of yen )	Total shareholders’ equity (millions of yen)	Equity-assets ratio (%)	Total shareholders’ equity per share (yen)
Year ended March 31, 2003	186,668	105,107	56.3	872.38
Year ended March 31, 2002	208,896	132,573	63.5	1,029.80

Notes:

Number of shares outstanding

March 31, 2003	120,484,375 shares
March 31, 2002	124,479,815 shares

        Number of treasury stock

March 31, 2003	8,253,191 shares
March 31, 2002	4,257,751 shares

2.    Financial Forecast for the Year Ending March 31, 2004

	Net revenues (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Cash dividends per share
				Interim (yen)	Year-end (yen)	Annual (yen)

Six months ending September 30, 2003				27.00	—	—
Year ending March 31, 2004				—	27.00	54.00

Notes:

1.	Non-consolidated financial forecast for the year ending March 31, 2004 is not disclosed.

10. Non-consolidated Financial Statements

(1)    Non-consolidated Balance Sheets (Unaudited)

	(Millions of yen)
	March 31, 2002		March 31, 2003
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	36,389		31,976
Trade notes receivable	163		37
Trade accounts receivable (Note 2)	35,383		30,068
Finished products	409		2,008
Raw materials and supplies	1,133		1,000
Work in process	2,702		2,409
Advances (Note 2)	2,445		3,144
Prepaid expenses	1,791		1,590
Short-term loans to subsidiaries	8,400		12,797
Other accounts receivable	—		5,599
Refundable income taxes	—		1,789
Deferred tax assets	4,740		12,099
Other	629		692
Allowance for bad debts	(13)		(407)

Total current assets	94,176	45.1	104,806	56.1

FIXED ASSETS:
Tangible fixed assets (Note 1)
Buildings	4,636		4,379
Structures	114		88
Machinery	4		0
Transportation equipment	16		10
Tools and fixtures	778		1,023
Land	3,488		3,488

Total tangible fixed assets	9,038	4.3	8,991	4.8
Intangible fixed assets
In-house software	1,152		1,379
Other	26		27

Total intangible fixed assets	1,178	0.6	1,407	0.8
Investments and other assets
Investment securities	553		675
Investments in subsidiaries and affiliates	101,297		65,544
Long-term prepaid expenses	50		11
Lease deposits	1,719		2,386
Deferred tax assets	834		2,801
Receivables from customers in bankruptcy proceedings	—		73
Other	46		44
Allowance for bad debts	—		(73)
Total investments and other assets	104,501	50.0	71,463	38.3

Total fixed assets	114,719	54.9	81,862	43.9

TOTAL ASSETS	¥208,896	100.0	¥186,668	100.0

	(Millions of yen)
	March 31, 2002		March 31, 2003
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	7,856		6,091
Trade accounts payable (Note 2)	9,146		10,217
Other accounts payable	1,938		1,617
Accrued expenses	2,242		3,518
Short-term borrowings	—		11,852
Income taxes payable	6,387		15
Notes payable for capital expenditures	14		—
Other	545		354

Total Current liabilities	28,130	13.4	33,667	18.0
LONG-TERM LIABILITIES:
Straight bonds	45,000		45,000
Liability for directors’ retirement benefits	1,346		1,353
Allowance for loss incurred by subsidiaries	1,430		1,430
Long-term deposits received	414		110

Total long-term liabilities	48,191	23.1	47,893	25.7

Total liabilities	76,322	36.5	81,560	43.7

SHAREHOLDERS’ EQUITY:
Common Stock (Note 3)	47,398	22.7	—	—
Additional Paid-in Capital	47,106	22.6	—	—
Legal Reserve	2,163	1.0	—	—
Retained Earnings	50,907	24.4	—	—
Voluntary earned surplus	42,107		—
Reserve for advanced depreciation	212		—
General reserve	41,894		—
Unappropriated earned surplus	8,800		—
Treasury Stock	(15,003)	(7.2)	—	—

Total shareholders’ equity	132,573	63.5	—	—

SHAREHOLDERS’ EQUITY:
Common Stock (Note 3)	—	—	47,398	25.4
Additional Paid-in Capital	—	—	47,106	25.2
Retained Earnings	—	—	36,265	19.4
Legal Reserve	—		2,163
Voluntary earned surplus
Reserve for advanced depreciation	—		207
General reserve	—		44,094
Unappropriated earned surplus	—		(10,200)
Treasury Stock (Note 5)	—		(25,662)	(13.7)

Total shareholders’ equity	—	—	105,107	56.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥208,896	100.0	¥186,668	100.0

(2)    Non-consolidated Statements of Income (Unaudited)

	(Millions of yen)
	Year ended March 31, 2002		Year ended March 31, 2003
		%		%
Net Revenues (Note 1)	¥123,283	100.0	¥130,186	100.0
Cost of revenues (Note 1)	97,690	79.2	101,304	77.8
Finished goods, beginning of year	504		409
Purchases	21,868		31,666
Cost of goods manufactured	69,229		63,839
Less:
Transfer to other accounts (Note 2)	(26)		(5)
Finished goods, end of year	(409)		(2,008)
Royalty expenses (Note 3)	6,525		7,403

Gross Profit	25,592	20.8	28,881	22.2
Selling, General and Administrative Expenses (Note 4, 5)	14,508	11.8	17,303	13.3

Operating Income	11,083	9.0	11,577	8.9
Non-operating income	1,485	1.2	2,843	2.2
Interest income	47		30
Dividend income (Note 1)	981		2,329
Rental income	6		—
Foreign exchange gains	243		—
Other	207		483
Non-operating Expenses	776	0.6	1,352	1.0
Interest expenses	—		6
Bond interest expenses	325		400
Bond issue expenses	318		—
Bad debt expenses	20		—
Foreign exchange losses	—		25
Related expenses for NYSE listing	—		284
Other	110		635

Ordinary Income	11,792	9.6	13,068	10.1
Extraordinary Income	3,049	2.5	5,742	4.4
Gain on sale of investments in subsidiaries (Note 8)	1,754		1,769
Gain on transfer of a business (Note 9)	—		3,972
Gain on transfer of intellectual property rights	149		—
Gain on transfer of a business of a subsidiary	1,145		—
Extraordinary Losses	874	0.7	39,401	30.3
Loss on sale and disposal of fixed assets (Note 6)	31		169
Valuation loss of investment securities	—		115
Valuation loss of investments in subsidiaries (Note 7)	843		106
Loss on sale of investments in subsidiaries (Note 10)	—		39,010

Income (Loss) before Income Taxes	13,967	11.4	(20,590)	(15.8)
Income Taxes	5,291	4.3	9.306	7.1
Current	7,612		15
Deferred	(2,320)		(9,321)

Net Income (Loss)	8,675	7.1	(11,284)	(8.7)
Unappropriated earned surplus carried forward	3,600		3,042
Interim cash dividends	3,475		2,289
Increase in retained earnings from acquisition following a corporate split	—		331

Unappropriated Earned Surplus	¥8,800		¥(10,200)

(3)    Statement of Cost of Goods Manufactured (Unaudited)

		(Millions of yen)
		Year ended March 31 , 2002		Year ended March 31, 2003
			%		%
1	Material cost	¥43,742	62.3	¥38,681	60.9
2	Contract processing cost	1,033	1.5	865	1.4
3	Labor cost	762	1.1	660	1.0
4	Overhead cost (Note 2)	1,009	1.4	1,033	1.6
5	Production cost (Note 3)	23,712	33.7	22,310	35.1

	Total manufacturing cost for the year	70,260	100.0	63,551	100.0
	Work in process, beginning of year	1,678		2,702
	Less:
	Work in process, end of year	(2,702)		(2,409)
	Transfer to other accounts	(6)		(5)

	Cost of goods manufactured	¥69,229		¥63,839

Notes:

1.	Process costing is applied to calculate cost of products other than production cost which is calculated by job-order costing.
2.	Major portion of overhead cost is follows:

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Depreciation expense	¥202	¥581
External service fee	164	210
Supplies expense	512	23

3.	Major portion of production cost consists of the following:

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Personnel expense	¥3,627	¥3,216
Depreciation expense	326	258
Contract production expense	16,185	16,787
Other	3,572	2,047

Total	¥23,712	¥22,310

(4)    Proposed Appropriation Plan of Earned Surplus (Unaudited)

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Unappropriated earned surplus at year-end	¥8,800	¥(10,200)
Reversal of general reserve
(Reversal of reserve for advanced depreciation)	5	5
(Reversal of general reserve)	—	20,000
Appropriations
Cash dividends	3,360	4,216
Directors’ bonuses	202	—
Voluntary earned surplus
(Reserve for advanced depreciation)	—	4
(General reserve)	2,200	—

Unappropriated earned surplus carried forward	¥3,042	¥5,583

Note:

1.	Reversal of reserve for advanced depreciation was calculated with tax effect based on the special taxation measures law.
2.	Reserve for advanced depreciation was appropriated due to the amendments of local tax laws in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the shareholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at fair value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

Long-term prepaid expenses are amortized on a straight-line basis.

5.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rate as of the balance sheet date, and the translation gains and losses are credited or charged to income.

6.	Provisions
(a)	Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(c)	Liability for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of the balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters
(a)	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

(b)	Treasury stock and reversal of legal reserve

The Company adopted Accounting Standards Board Statement No.1, “Accounting Standard on Treasury Stock and Reversal of Legal Reserve”, issued by Accounting Standards Board of Japan from the year ended March 31, 2003, and the adoption did not have a material effect on the Company’s results of operations. The Company reflected certain reclassification on the balance sheet as of March 31, 2003 to conform to the new standard.

Change in Presentation of Non-consolidated Financial Statements

Non-consolidated Balance Sheets

“Other accounts receivable” at March 31, 2003 is separately stated in the balance sheet although it had been included in “Other” in the previous year (¥236 million at March 31, 2002).

Notes to Non-consolidated Financial Statements

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is ¥6,782 million and ¥7,143 million for the years ended March 31, 2002 and 2003, respectively.

2.	Assets and liabilities to subsidiaries and affiliated companies other than the separately stated accounts are as follows:

	(Millions of yen)
	March 31, 2002	March 31, 2003
Trade accounts receivable	¥34,905	¥29,740
Advances	1,895	3,134
Trade accounts payable	2,208	2,728

3.	Number of shares at year-end is as follows:

	(Thousands of shares)
	March 31, 2002	March 31, 2003
Shares authorized	450,000	450,000
Shares issued and outstanding	128,737	128,737

4.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of yen)
	March 31, 2002		March 31, 2003
Konami Capital, Inc.	¥2,398		—
Konami Gaming, Inc.	1,830 (USD 13.74 million	)	¥1,607 (USD 13.375 million	)
Konami of America, Inc.	319 (USD 2.4 million	)	—

Total	¥4,548		¥1,607

5.	Treasury stock at March 31, 2003 is 8,253,191 shares.

Notes to Non-consolidated Statements of Income

1.	Non-consolidated statements of income include inter-company transactions as follows:

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Net sales	¥117,709	126,800
Purchases	34,930	40,580
Dividend income	981	2,329

2.	Transfer to other accounts represents the transfer of ¥26 million and ¥5 million to selling, general and administrative expenses for the year ended March 31, 2002 and March 31, 2003, respectively.

3.	Royalty expenses consist of the royalties paid in relation to manufacturing and sales activities by Computer & Video Games, Toy & Hobby, Amusement and Gaming segment.

4.	Major portion of selling, general and administrative expenses consists of the following:

(Millions of yen)
Year ended March 31, 2002
Directors’ fee	¥768
Advertising expenses	2,187
Salary expenses	2,633
Depreciation expense	697
Rental expenses	1,882
Commissions	1,642
Addition to allowance for bad debts	11

Selling expenses portion	15.8%
General and administrative expenses portion	84.2%

(Millions of yen)
Year ended March 31, 2003
Advertising expenses	¥4,080
Salary expenses	2,911
Depreciation expense	864
Rental expenses	2,089
External service fee	2,597
Bad debt expenses	990
Addition to allowance for bad debts	272

Selling expenses portion	23.8%
General and administrative expenses portion	76.2%

5.	General and administrative expenses include research and development expenses of ¥87 million and ¥347 million for the years ended March 31, 2002 and 2003, respectively.

6.	Loss on sale and disposal of fixed assets consists of the following:

(Millions of yen)
Year ended March 31, 2002
Disposal of buildings	¥9
Disposal of tools and fixtures	22

Total	¥31

(Millions of yen)

Year ended March 31, 2003
Disposal of buildings	¥62
Disposal of structures	9
Disposal of machinery	2
Sale and disposal of tools and fixtures	93

Total	¥169

7.	Major portion of valuation loss of investments in subsidiaries consists of the following:

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Konami Computer Entertainment Kobe, Inc.	¥693	—
Konami School, Inc.	—	¥106

8.	Gain on sale of investments in subsidiaries consists of the following:

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Konami Computer Entertainment Tokyo, Inc.	¥1,754	—
Konami Computer Entertainment Studios, Inc. (Sold to Konami Computer Entertainment Osaka, Inc.)	—	¥1,769

9.	Gain on transfer of a business to a subsidiary of ¥3,972 million represents the gain arising from the transfer of the liquid crystal display business to a consolidated subsidiary, KPE, Inc.

10.	Loss on sale of investments in subsidiaries of ¥39,010 million represents the loss incurred by the sale of shares of Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing the Company’s corporate structure by reorganizing into a pure holding company.

Leases

Finance leases other than those that deem to transfer ownership of leased property to the lessee:

The amount of obligation and depreciation under finance leases for the year ended March 31, 2002 was calculated by the effective interest method which excludes the imputed interest portion although it had been calculated by the method which includes the imputed interest portion.

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	(Millions of yen)
	March 31, 2002			March 31, 2003
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Transportation equipment	¥8	¥3	¥5	¥8	¥6	¥1
Tools and fixtures	1,213	549	664	1,590	999	591

Total	¥1,222	¥553	¥669	1,599	1,006	593

2.	Obligations under finance leases

	(Millions of yen)
	March 31, 2002	March 31, 2003
Due within one year	¥412	370
Due after one year	286	251

Total	¥699	622

3.	Lease payments, depreciation expense and interest expense

	(Millions of yen)
	Year ended March 31, 2002	Year ended March 31, 2003
Lease payments	¥411	¥472
Depreciation expense	395	452
Interest expense	20	19

4.	Depreciation expense is calculated according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and equivalent of acquisition cost, and allocated using the effective interest method to each period.

Investment Securities

Investments in subsidiaries and affiliated companies which have fair value.

	(Millions of yen)
	March 31, 2002			March 31, 2003
	Balance sheet amount	Fair value	Differences	Balance sheet amount	Fair value	Differences
Investments in subsidiaries	¥70,327	¥91,364	¥21,036	¥1,312	¥49,262	¥47,950
Investments in affiliated companies	11,905	23,076	11,171	12,194	18,251	6,057

Total	¥82,233	¥114,441	¥32,208	¥13,506	¥67,514	¥54,008

Income Taxes

1.	Major portion of deferred tax assets and deferred tax liabilities consists of the following:

(Millions of yen)
March 31, 2002
Deferred tax assets:
Enterprise taxes payable	¥576
Liability for directors’ retirement benefits	565
Allowance for loss incurred by subsidiaries	600
Valuation loss of investments in subsidiaries	354
Accrued expenses	179
Inventories	3,982
Other	394

Sub total	6,653
Less: Valuation allowance	(903)

Total deferred tax assets	¥5,750
Deferred tax liabilities:
Reserve for advanced depreciation	(150)
Other	(25)

Total deferred tax liabilities	¥(175)

Deferred tax assets—net	¥5,575

(Millions of yen)
March 31, 2003
Deferred tax assets:
Liability for director’s retirement benefits	¥550
Allowance for loss incurred by subsidiaries	582
Accrued expenses	1,452
Inventories	5,472
Net operating loss carryforwards	7,414
Other	499

Sub total	15,971
Less: Valuation allowance	(715)

Total deferred tax assets	¥15,255
Deferred tax liabilities:
Reserve for advanced depreciation	(141)
Other	(212)

Total deferred tax liabilities	¥(354)

Deferred tax assets—net	¥14,900

2.	A reconciliation between the statutory tax rate and the effective tax rate is omitted for the year ended March 31, 2003 since the Company had loss before income taxes.

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation will become effective from the fiscal year commencing on or after April 1, 2004, which will lower the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation. This change is expected to have no material effect on our financial statements.

11. Changes in Board of Directors (Effective June 19, 2003)

1.    Changes in Directors

(1)	New Director Candidate

TSUTOMU TAKEDA, Director (former Representative Director and President of ASATSU-DK INC.)

(2)	Retiring Directors

HIDETOSHI INATOMI, Director (current Executive Vice President of Konami Sports Corporation)

TAKUYA IWASAKI, Director

2.    Changes in Corporate Auditors

No changes

Note:	The new director candidate above will be an Outside Director as defined by Article 188-2-7-2 of the Commercial Code of Japan.

FOR IMMEDIATE RELEASE

May 22, 2003

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5220-0163

Announcement of Decrease to Additional Paid-In Capital and Legal Reserve

KONAMI CORPORATION’s Board of Directors decided on May 22, 2003, pursuant to Article 289-2 of the Commercial Code of Japan, to propose decreasing additional paid-in capital and legal reserve at the 31st Ordinary Shareholders’ Meeting to be held on June 19, 2003.

1.	Purpose

To reserve financial sources for acquisition of treasury stock, payment of dividends and implementation of a more flexible capital policy.

2.	Amount of decrease to additional paid-in capital and legal reserve

Additional paid-in capital and legal reserve will be decreased by 25,662,000,000 yen from 49,270,198,495 yen at March 31, 2003. However, the aggregate amount of shareholders’ equity will not change because the reduction will be transferred to retained earnings.

3.	Schedule

The proposal to decrease additional paid-in capital and legal reserve will be approved by the board of directors on May 22, 2003 and submitted to shareholders at the ordinary shareholders’ meeting to be held on June 19, 2003. The effective date is expected to be late July or early August after allowing a period of time for creditors to express any objections.

Note:

The decrease in additional paid-in capital and legal reserve described above is contingent on shareholder approval at the 31st ordinary shareholders’ meeting to be held on June 19, 2003.